Securities and Exchange Commission,
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. ________)*

Concord Milestone Plus, L.P.
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Christopher K. Davis
Everest Properties
199 S. Los Robles Ave., Suite 200
Pasadena, California 91101
(626) 585-5920
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

10/30/09
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Everest MPF, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [X]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
California.

Number of Shares	(7)	Sole Voting Power	572,292 Class B
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
		572,292 Class B

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			27% Class B

(14) Type of Reporting Person (See Instructions) PN

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Everest Financial, Inc.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [X]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
California.

Number of Shares	(7)	Sole Voting Power	572,292 Class B
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	572,292 Class B
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
		572,292 Class B

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			27% Class B

(14) Type of Reporting Person (See Instructions) CO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Everest Properties II, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [X]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
California.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	572,292 Class B
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	572,292 Class B

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
		572,292 Class B

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			27% Class B

(14) Type of Reporting Person (See Instructions) PN

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
MacKenzie Patterson Fuller, LP

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [X]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
California

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	572,292 Class B
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	572,292 Class B

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
		572,292 Class B

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			27% Class B

(14) Type of Reporting Person (See Instructions) PN

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to units of Class B limited partnership interests ("Class B Units") of Concord Milestone Plus, L.P., a Delaware limited partnership (the "Issuer").  The principal executive offices of the Issuer are located at 200 Congress Park Drive, Suite 205, Delray Beach, Florida 33445.

Item 2.  Identity and Background.

(a)           This Statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange commission pursuant to Section 13 of the Act:
(i)           Everest MPF, LLC, a California limited liability company ("Everest MPF"),
(ii)           Everest Financial, Inc., a California corporation ("Everest Financial"),
(iii)	Everest Properties II, LLC, a California limited liability company (“Everest Properties”), and
(iv)           MacKenzie Patterson Fuller, LP, a California limited partnership (“MPF”).

Everest MPF, Everest Financial, Everest Properties and MPF are collectively referred to as the "Reporting Persons" in this Statement.  The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date of this Statement, a copy of which is filed with the Statement as Exhibit 99.1 (which is incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	(i)	The address of the principal business office of Everest MPF, Everest Properties, and Everest Financial is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101.

(ii)	The address of the principal business office of MPF is 1640 School Street, Moraga, CA 94556.

(c)           The principal business of Everest MPF is the provision of services to limited partnerships holding real estate, and their general partners. The principal business of Everest Properties, Everest Financial, and MPF is investing in limited partnerships holding real estate and in other forms of real estate oriented investments, and conducting other activities incidental to that business. Everest Financial also holds a real estate brokerage license in California, and acts as a broker from time to time.

Below is information concerning managers, executive officers and directors of the Reporting Persons, which information is disclosed in accordance with Item 2 and Instruction C to Schedule 13D.  Mr. Kohorst, Mr. Lesser, Mr. Davis and Mr. Wilkinson are sometimes collectively referred to as the "Everest Officers" in this Statement.

             W. Robert Kohorst ("Mr. Kohorst"), a United States citizen whose business address is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, has been the President of Everest Properties and Everest Management since 1996.   He is employed by Everest Properties II, LLC, as its President, at the same address.

David I. Lesser ("Mr. Lesser"), a United States citizen whose business address is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, has been the Executive Vice President of Everest Properties and Everest Management since 1996.  Mr. Lesser is a director of Everest Properties.  He is employed by Everest Properties II, LLC, as its Executive Vice President, at the same address.

Christopher K. Davis ("Mr. Davis"), a United States citizen whose business address is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, has been the Vice President and General Counsel of Everest Properties and Everest Management since 1998. He is employed by Everest Properties II, LLC, as its Vice President and General Counsel, at the same address.

             Peter J. Wilkinson ("Mr. Wilkinson"), a United States citizen whose business address is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, has been the Vice President and Chief Financial Officer of Everest Properties and Everest Management since 1996. He is employed by Everest Properties II, LLC, as its Vice President and Chief Financial Officer, at the same address.

MPF’s general partner is BC-GP, Inc. (“BC-GP”), a California corporation with the same business address as MPF.  Below is information concerning general partner, executive officers and directors of BC-GP, which information is disclosed in accordance with Item 2 and Instruction C to Schedule 13D.  Mr. C.E. Patterson, Mrs. Patterson, Mr. Fuller, Mr. Dixon, and Mr. Chip Patterson are sometimes collectively referred to as the "MPF Officers" in this Statement.  All such officers are United States citizens whose business address is 1640 School Street, Moraga, CA 94556.

             C. E. Patterson ("Mr. C.E. Patterson") is the President and a director of BC-GP. He is employed by MPF Management, Inc., whose address is the same as MPF’s.

Berniece Patterson ("Mrs. Patterson") is a director of BC-GP. She is employed by MPF Management, Inc., whose address is the same as MPF’s.

Glen Fuller ("Mr. Fuller ") is the Senior Vice President, secretary, and a director of BC-GP. He is employed by MPF Management, Inc., whose address is the same as MPF’s.

Robert Dixon ("Mr. Dixon") is the Senior Vice President and a director of BC-GP. He is employed by MPF Management, Inc., whose address is the same as MPF’s.

Chip Patterson ("Mr. Chip Patterson") is the Senior Vice President and a director of BC-GP. He is employed by MPF Management, Inc., whose address is the same as MPF’s.

(d)-(e)           During the last five years, Everest MPF, Everest Properties and Everest Financial, and to the best of their knowledge, the Everest Officers, have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, MPF, and to the best of its knowledge, the MPF Officers, have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Everest Officers and MPF Officers is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to acquire the units reported in this Statement was approximately $50,000. Such units were acquired with funds from working capital.

Item 4.  Purpose of the Transaction.

Everest Financial, Inc. acquired its Units in order to be able to vote or direct the voting of the Units in connection with a consent solicitation to remove the current general partner and elect Millenium Management, LLC, a California limited liability company that is affiliated with Everest Financial (“Millenium”), as the successor general partner.  On October 30, 2009, Everest MPF and Everest Financial entered into an agreement by which Everest Financial, or any permitted successor holder, will vote its Units as directed by Everest MPF. The purpose of such agreement was to give Everest MPF, and its members, the power to vote such Units in any future matters submitted for limited partner approval.

The Reporting Persons intend that if Millenium becomes the general partner of the Issuer, it will market the Issuer’s properties for sale, and depending on the results of such marketing, may sell such properties and liquidate and dissolve the Issuer.  Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Statement, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals at any time in the future. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise (which may be with the Issuer or with third parties), to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) and (b).   The information from Items 7-11, inclusive, and Item 13 on the cover pages of this Statement is incorporated herein by reference.  The information from Item 2(a) of this Statement is incorporated herein by reference. Everest Financial has entered into an agreement to acquire, and upon confirmation of the transfer of record ownership will hold, 572,292 Class B Units.  Pursuant to the voting agreement between Everest Financial and Everest MPF, Everest MPF will have the sole power to vote such Units.  The operating agreement of Everest MPF requires the approval of its members: Everest Properties and MPF, to vote such units.

(c)           Everest Financial purchased 572,292 Class B Units in a private purchase transaction, for $50,000 (approximately $0.087 per Class B Unit), on October 19, 2009. An affiliate of MPF purchased 4,000 and 1,000 “equity units,” comprised of a Class A and Class B unit, for $4.50 per equity unit on  October 20, 2009, and October 6, 2009.  The Reporting Persons have effected no other transactions resulting in acquisitions of Units in the past sixty days.

(d)           No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Units other than the Reporting Persons identified in this Statement.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 and Item 5(a) and (b) of this Statement is incorporated by reference.  Everest Properties has agreements to purchase 37,387 “equity units,” comprised of a Class A and Class B unit, for $9.00 per equity unit, upon certain conditions that are not yet met. Such agreements are with: Eastside Commercial Bank FBO CMG Properties, LLC (11,417 units); Foundation Bank FBO CMG Ventures, LLC (15,620 units); and Washington First International Bank FBO CMG Partners, LLC (10,350 units).  Except as described in this Statement, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Units, including, but not limited to, transfer or voting of any such Units, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

9.1	Voting Agreement dated October 30, 2009, between Everest Financial, Inc. and Everest
MPF, LLC
9.2	Agreements of Transfer dated September 30, 2009
99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2009
EVEREST PROPERTIES II, LLC
By: /s/ Christopher K. Davis
Name:  Christopher K. Davis
Title:    Vice President and General Counsel

EVEREST FINANCIAL, INC.
By: /s/ Christopher K. Davis
Name:  Christopher K. Davis
Title:    Vice President and General Counsel

EVEREST MPF, LLC
By:           Everest Properties II, LLC, Member
By: /s/ Christopher K. Davis
Name:  Christopher K. Davis,
Title:    Vice President and General Counsel

By:           MacKenzie Patterson Fuller, LP, Member
By: /s/ Glen W. Fuller
Name:  Glen W. Fuller
Title:    Senior Vice President

                     MACKENZIE PATTERSON FULLER, LP
By: /s/ Glen W. Fuller
Name:  Glen W. Fuller
Title:    Senior Vice President

EXHIBIT INDEX

  9.1  Voting Agreement dated October 30, 2009, between Everest Financial, Inc. and Everest MPF, LLC

  9.2   Agreements of Transfer dated September 30, 2009

99.1   Joint Filing Agreement

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the units of limited partnership interests of Concord Milestone Plus, L.P. beneficially owned by each of them, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.  The undersigned further agree that each of them is (i) individually eligible to use the Schedule 13D to which this Exhibit is attached and (ii) responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date(s) set forth below.

Dated: November 16, 2009
EVEREST PROPERTIES II, LLC

By: /s/ Christopher K. Davis
Name:  Christopher K. Davis
Title:    Vice President and General Counsel

EVEREST FINANCIAL, INC.

By: /s/ Christopher K. Davis
Name:  Christopher K. Davis
Title:    Vice President and General Counsel

EVEREST MPF, LLC
By:           Everest Properties II, LLC, Member

By: /s/ Christopher K. Davis
Name:  Christopher K. Davis,
Title:    Vice President and General Counsel

By:           MacKenzie Patterson Fuller, LP, Member

By: /s/ Glen W. Fuller
Name:  Glen W. Fuller
Title:    Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By: /s/ Glen W. Fuller
Name:  Glen W. Fuller
Title:    Senior Vice President